UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 000-50705

Shanda Interactive Entertainment Limited
(Exact name of registrant as specified in its charter)

No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date:	February 14, 2012	By:	/s/ Grace Wu
Name: Grace Wu
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
ANNOUNCES SHAREHOLDERS’ APPROVAL OF THE MERGER AGREEMENT

SHANGHAI, China, February 14, 2012 — Shanda Interactive Entertainment Limited, incorporated in the Cayman Islands (“Shanda” or the “Company”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced Agreement and Plan of Merger dated November 22, 2011 (the “Merger Agreement”) among the Company, Premium Lead Company Limited (“Parent”), a British Virgin Islands business company jointly owned by Mr. Tianqiao Chen, Chairman of the Board, Chief Executive Officer and President of Shanda, his wife Ms. Qian Qian Chrissy Luo, who is a non-executive director of Shanda, and his brother Mr. Danian Chen, who is the Chief Operating Officer and a director of Shanda, and New Era Investment Holding Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Shanda with Shanda surviving the merger as a wholly owned subsidiary of Parent. Approximately 100.0% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 87.3% were voted in favor of the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, and approximately 87.2% were voted in favor of the proposal to authorize the directors of the Company to do all things necessary to give effect to the Merger Agreement.

All closing conditions set forth in the Merger Agreement have been satisfied or waived. The parties expect to complete the merger as soon as practicable, as a result of which completion Shanda will become a privately held company wholly owned by Parent and Shanda’s American depository shares will no longer be listed on the Nasdaq Global Select Market.

About Shanda Interactive Entertainment Limited

Shanda is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
      (852) 2851-0177(Hong Kong)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com